                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)*

                                VECTOR GROUP LTD.
                                -----------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.10 PAR VALUE
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   92240M-10-8
                                 --------------
                                 (CUSIP NUMBER)

                                  MARC N. BELL
                       VICE PRESIDENT AND GENERAL COUNSEL
                                VECTOR GROUP LTD.
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
                                 ---------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 18, 2004
                                -----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO. 92240M-10-8                                          PAGE 2 OF 5 PAGES

================================================================================
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                                Bennett S. LeBow
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC Use Only
--------------------------------------------------------------------------------
4     Source of Funds*
--------------------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization
                                                   United States
================================================================================
                     7     Sole Voting Power
                                                         16,749,498 (see item 5)
Number of
--------------------------------------------------------------------------------
Shares               8     Shared Voting Power
                                                             94,678
--------------------------------------------------------------------------------
 Beneficially        9     Sole Dispositive Power        16,749,498 (see item 5)
Owned by Each
--------------------------------------------------------------------------------
Reporting Person     10    Shared Dispositive Power          94,678
     With
================================================================================
11    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         16,844,176 (see item 5)
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            [ ]
--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)
                                                         35.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person*                          IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 92240M-10-8                                          PAGE 3 OF 5 PAGES

      PRELIMINARY STATEMENT:

            This Amendment No. 11 amends the Schedule 13D filed by Bennett S. LeBow (the "Reporting Person") with the Securities and Exchange Commission on February 21, 1995, as previously amended by Amendments No. 1-10 thereto (as amended, the "Schedule 13D"), relating to the common stock, $.10 par value per share (the "Common Stock"), of Vector Group Ltd. (formerly Brooke Group Ltd.) (the "Company"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D. All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the 5% stock dividends paid to stockholders of the Company on September 30, 1999, September 28, 2000, September 28, 2001, September 27, 2002, September 29, 2003 and September 29, 2004.

            Item 5 is hereby amended as follows:

      ITEM  5. INTEREST IN SECURITIES OF THE ISSUER

            (a) As of November 18, 2004, the Reporting Person was the indirect beneficial owner of, in the aggregate, 16,844,176 shares of Common Stock, which constituted approximately 35.4% of the 41,746,026 shares of Common Stock outstanding (plus 5,872,410 shares acquirable by the Reporting Person's assignees upon exercise of currently exercisable options). The Reporting Person's beneficial ownership includes currently exercisable options for 3,350,238 shares granted to the Reporting Person, pursuant to the Company's 1998 Long-Term Incentive Plan described in Amendment No. 5 to the Schedule 13D and 2,522,172 shares granted to the Reporting Person, pursuant to the Company's 1999 Long-Term Incentive Plan described in Amendment No. 7 to the Schedule 13D.

            (b) The Reporting Person indirectly exercises sole voting power and sole dispositive power over (i) 10,510,055 shares of Common Stock through LeBow Gamma Limited Partnership, a Nevada limited partnership, (ii) 367,033 shares through LeBow Alpha LLLP, a Delaware limited liability limited partnership, (iii) 2,512,679 shares acquirable by LeBow Gamma Limited Partnership, as assignee of the Reporting Person, upon exercise of currently exercisable options to purchase Common Stock and (iv) 3,359,731 shares acquirable by LeBow Epsilon Investments Trust, as assignee of the Reporting Person, upon exercise of currently exercisable options to purchase Common Stock. The shares of Common Stock held by LeBow Alpha LLLP are pledged to U.S. Clearing Corp. to secure a margin loan to the Reporting Person. LeBow Holdings, Inc., a Nevada corporation, is the general partner of LeBow Alpha LLLP and is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. The Reporting Person is a director, officer and sole shareholder of LeBow Holdings, Inc., a director and officer of LeBow Gamma, Inc. and the sole trustee of LeBow Epsilon Investments Trust. The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation, of which the Reporting Person and family members serve as directors and executive officers, owns 94,678 shares of Common Stock. Shares of Common Stock held by the foundation are pledged to Goldman Sachs to secure a margin loan to the foundation. The Reporting Person possesses shared voting power and shared dispositive power with the other directors of the foundation with respect to the foundation's shares of Common Stock.

            Item 6 is hereby amended as follows:

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See Item 5(b) above.

            As reported in Amendment 8 to the Schedule 13D, on June 28, 2001, in connection with the June 2001 private offering of the Company's 6.25% Convertible Subordinated Notes due 2008, the Reporting Person and LeBow Gamma Limited Partnership agreed with Jefferies & Company, Inc. ("Jefferies") that Jefferies could borrow up to 3,472,875 shares of Common Stock for a three-year period and that LeBow Gamma Limited Partnership would not dispose of such shares during the three-year period, subject to limited exceptions. The three-year period expired on June 29, 2004.

                                  SCHEDULE 13D
CUSIP NO. 92240M-10-8                                          PAGE 4 OF 5 PAGES

            On November 18, 2004, in connection with the private offering of the Company's 5% Variable Interest Senior Convertible Notes due 2011 (the "Notes"), the Reporting Person and LeBow Gamma Limited Partnership entered into a Master Securities Loan Agreement and accompanying letter agreement (together, the "Agreement") with Jefferies. Under the Agreement, LeBow Gamma Limited Partnership has agreed to lend Jefferies from time to time up to 3,472,875 shares of Common Stock held by LeBow Gamma Limited Partnership (the "Shares") for the purpose of allowing Jefferies, in turn, to lend such Shares to its customers (including the purchasers of the Notes) who may, from time to time, sell such Shares short. The Shares must be available for an initial period of 30 months. After the end of such initial 30-month period until November 15, 2011, the Shares also must be available during any period in which the Reporting Person, any member of his immediate family and any person or group controlled by the Reporting Person or any member of his immediate family (or any trust or partnership controlled by any of the foregoing), either individually or collectively, are beneficial owners of more than 50% of the aggregate ordinary voting power of the Company. The Reporting Person and LeBow Gamma Limited Partnership have the right to assign to Howard Lorber some or all of their obligation to lend the Shares under the Agreement. LeBow Gamma Limited Partnership also agreed with Jefferies that it will not dispose of the Shares during the period that they must be available under the Agreement, subject to limited exceptions. In addition, the Reporting Person also agreed with the purchasers of the Notes that he and his affiliates will not sell, pledge or otherwise dispose of any shares of Common Stock, without the prior consent of the purchasers, for a 120-day period ending on March 18, 2005, other than as provided in the Agreement, subject to limited exceptions.

            In connection with the private offering of the Notes, the purchasers of the Notes required that the Reporting Person, as the principal stockholder of the Company, grant Jefferies the right to borrow the Shares from the Reporting Person or an entity affiliated with him as discussed above. In consideration for the Reporting Person, as the Company's principal stockholder, agreeing to lend the Shares in order to facilitate the Company's offering of the Notes and accepting the resulting liquidity risk, the Company and the Reporting Person entered into an agreement on November 22, 2004 whereby the Company agreed to pay the Reporting Person or an affiliate designated by him an annual fee, payable on a quarterly basis in cash or, by mutual agreement of the Company and the Reporting Person, in shares of common stock, equal to 1% of the aggregate market value of the Shares. In addition, the Company agreed to hold the Reporting Person harmless on an after-tax basis against any increase, if any, in the income tax rate applicable to dividends paid on the Shares as a result of the Agreement. In the event of an assignment by Mr. LeBow to Mr. Lorber of some or all of the obligation to lend Shares under the Agreement, the rights of Mr. LeBow under the Letter Agreement will be assigned on a pro rata basis to Mr. Lorber.

      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 12:   Master Securities Loan Agreement, dated November
                          18, 2004, between LeBow Gamma Limited Partnership and Jefferies.

            Exhibit 13: Agreement, dated November 18, 2004, between the Reporting Person, LeBow Gamma Limited Partnership and Jefferies.

            Exhibit 14: Agreement, dated November 22, 2004, between the Company and the Reporting Person.

                                  SCHEDULE 13D
CUSIP NO. 92240M-10-8                                          PAGE 5 OF 5 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2004

                                                 /s/ Bennett S. LeBow
                                                 -------------------------------
                                                     Bennett S. LeBow